CELLCEUTIX CORPORATION
100 Cumming Center, Suite 151-B
Beverly, MA  01915

(978)-633-3623

February 22, 2011

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jeffrey Reidler

Assistant Director

Re
Form 8-K Filed February 6, 2011
File No. 000-52321

Dear Mr. Reidler:

On behalf of Cellceutix Corporation (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated February 10, 2011   from Jeffrey Reidler, Assistant Director,  (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience; we have incorporated into the response letter.

General

1.
We note that with the exception of the subject information statement, you apparently have not filed a proxy or information statement since January 2008.  Since you are registered with the Commission pursuant to Section 12 of the Exchange act, please provide an explanation why you have not filed required proxy or information statements and your intention with respect to future filing of proxy or information statements.  In this regard, we note the November 2010 reverse stock split and the apparent future issuance of Class B common stock to your founders.  Please tell us whether you intend to file a Schedule 14A or 14C for these proposed actions.  If you do not, please provide the basis for your belief that you are not required to file a Schedule 14A or 14C.  We may have additional questions:

Response:

We inadvertently omitted the required filing of the 14C for the November 2010 disclosure of the consent from a majority of shareholders for the reverse split.  Mr. Evans sudden departure and threat of a lawsuit was overwhelming to the Board, and unfortunately, the filing was missed.  We have just settled with Mr. Evans on the disputes.  Terms of the settlement were discussed in our 10Q report filed on February 22, 2011 As a result of the settlement; the Board has rescinded the authorized action to affect a reverse split.

As to the required filing for the Class B common stock, it is Agenda number 1 on our current 14C report.  Pursuant to your comment we have modified the paragraph by adding the heading “Creation of Class B Stock”.

AGENDA #1
AMENDMENT TO THE ARTICLES OF INCORPORATION

Creation of Class B Stock

The Amendments to the Charter consist of the following:

(i)	To amend the Company’s Articles of Incorporation of Cellceutix Corporation to designate the outstanding common stock as “Class A” common stock and to create a new “Class B” common stock.
(ii)
To increase the authorized capital stock of the Company to 410,000,000 shares of which 300,000,000 shares will be Class A Common Stock,  100,000,000 shares will be Class B  Common Stock (and 10,000,000 shares of preferred stock as authorized in 2007).

The Board of Directors believes that the authorization for creating Class B Common stock will enable the Company to proceed with potential equity financings without concern of dilution to the common shares which may result in our executive officers’ having diminished control over the long term vision and direction of the Company in development of the compounds.

Potential Anti-takeover Effect

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device.  However, as indicated above, the purpose of the authorization of the Class B Common Stock is not to construct or enable any anti-takeover defense or mechanism on behalf of Company.  Although the Class B common Stock could, under certain circumstances, have an anti-takeover effect, the Class B common stock is not being undertaken in response to any effort of which the Board of Directors is aware to accumulate shares of the Company’s common stock or obtain control of the Company.

The Company has no understandings or agreements at this time with regard to any acquisitions.  On December 29, 2010, our Board of Directors, believing it to be in the best interests of the Company and its stockholders, approved the Charter Amendment.  The Charter Amendment is reflected in the Form of Certificate of Amendment to the Articles of Incorporation (the "Form of Charter Amendment") which is attached hereto as Exhibit A, and incorporated herein by reference.

The holders of shares of the Class A Common Stock shall not have the right to convert their shares of Class A Common Stock into any other securities.

        The holders of shares of the Class B Common Stock at their election shall have the right, at any time or from time to time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock, on a one to one basis, by delivery to the Corporation of the certificates representing such shares of Class B Common Stock duly endorsed for such conversion.  Any shares of the Class B Common Stock that are transferred will automatically convert into shares of the Class A Common Stock, on a one to one basis, effective as of the date on which certificates representing such shares are presented for transfer on the books of the Corporation.  The Board of Directors has sole discretion to issue the Class B Common Stock.
In the future we will promptly file a 14C upon each and every action in which approval  is delivered to us by written consent of the majority of the outstanding shareholders.

2.
We note the statement that on December 29, 2010 a majority of your holders of common stock voted in favor of amending your articles of incorporation to increase the company’s authorized capital stock.  Please clarify whether the vote occurred at a special meeting of your shareholders, solely at a meeting of your board of directors or pursuant to written consents.  In addition, please identify the shareholders voting in favor of the amendment and the number of common shares held by each shareholder respectively.

Response:

By written consent as stated in the letter to the shareholders in the first sentence.  “ We are pleased to inform you that Cellceutix Corporation, a Nevada corporation (the “Company”), that we are providing you with the following Information Statement to notify you that our Board of Directors and the holders of a majority of our outstanding Common Stock, have delivered a written consent for the following actions.”

Consenting Shareholders to Corporate Actions in Agenda #1 and Agenda #2

Name	Number	Percent
Krishna Menon	31,048,286	33.77%

Leo Ehrlich	12,247,284	13.32%

Rajah Menon	3,050,000	2.3%

Anita Menon	4,497,782,	4.8%

The written consents from the shareholders to which the subject 14C relates to, included both of Agenda 1, the charter amendment (to create the class b stock (ii) and increase the authorized shares, and Agenda 2, authorization of the 2010 Cellceutix Equity Incentive Plan.  Accordingly, the same shareholders voted for both.  These actions were taken pursuant to Nevada revised statutes NRS 78.1955 and SNRS 78.390.  These shareholders in aggregate owned a majority of our outstanding common shares, which did not include the common shares obtainable upon exercise of outstanding warrants and options.

3.
Please confirm that common shares obtainable upon exercise of outstanding warrants and options were not included in the determination of shares submitting consents or voting in favor of the amendments.  See table in our response to comment 2.   Note the difference in share amount to the table provided

Response:

We hereby confirm that common shares obtainable upon exercise of outstanding warrants and options were not included in the determination of shares submitting consents or voting in favor of the amendments.

4.
We note the statement “Additionally shareholders voted in favor of authorizing the 2010 Cellceutix Equity Incentive Plan”.  Please expand the discussion to identity the shareholders who voted in favor of the plan and clarify whether the shareholder owned a majority of your outstanding common shares.

Response:

The written consents from the shareholders to which the subject 14C relates to, included both of Agenda 1, the charter amendment (to increase the authorized shares (ii) creation of class B stock, and Agenda 2, authorization of the 2010 Cellceutix Equity Incentive Plan.  Accordingly, the same shareholders voted for both.  These actions were  taken pursuant to Nevada revised statutes NRS 78.1955 and SNRS 78.390.  These shareholders in aggregate owned a majority of our outstanding common shares.

5.
Agenda #1 Amendment to the Articles of Incorporation: Please expand the discussion to describe the positive and negative factors considered by the board in its determination that dilution may result in the diminished control over the long term direction of the company.  The discussion should include, but not necessarily limited to:

•	Identification of the members of the board who approved the amendment;

•
Identification of the “founders” who the board was concerned would lose control in the event of future dilution.  Please state whether Mr. George Evans is included in the definition of the founders.  In this regard, we note the disclosure in your most recent form 10-K that he was your chief executive officer from inception ;

•	Possible anti-takeover and entrenchment aspects of the amendment;

•
The basis for the board of directors concern over diminished control in view of their voting control of the company, options to acquire a large number of additional shares and their positions as the Company’s sole officers and directors;

•	Why the board of directors adopted the amendment at this time;

•	Confirmation that Class B stock can only be issued to the individuals identified as founders of the company, specifically identifying such individuals;

•
Whether the board of directors has any current plans, arrangements, understandings, either oral or written regarding the issuance of the Class B common stock subsequent to the adoption of the amendment, and

•	The circumstances and/ or criteria under which the Class B shares will be issued.

Response:

Please note the Company was formed in December 2007 shortly before the financial crises of 2008. At that time no one affiliated with the Company predicted or even imagined the impending financial crisis which was accompanied by a dramatic decline in funding activity.  This significantly altered the strategic planning of the Company with regard to its expectations of obtaining conventional funding to finance its business plan.  The ability of funding preclinical stage companies were deeply challenged as a result of the financial crisis of 2008, and Cellceutix compounds have a preclinical stage status.  The only funding the Company ever received from parties other then the officers, Leo Ehrlich and Dr. Krishna Menon was a convertible debt instrument for $400,000 in which all assets of the Company were pledged as security.  This note was due on December 31, 2010 and renewed in February 2011.  . (In November 2010, the Company was awarded a U.S. government grant under the Qualifying Therapeutic Discovery Project (“QTDP”) Program. This program essentially provides limited reimbursements for previous expenditures.)

The burden of having the Company and its shareholders survive was now firmly on the shoulders of the officers. The officers of Cellceutix, consisting of Leo Ehrlich and Krishna Menon, poured in to Cellceutix a substantial portion of their life savings as they were unsuccessful in raising funds from institutional or private investors.  As of December 31, 2010, Mr. Ehrlich was owed by Cellceutix the amount of $1,575,587  and Kard Scientific, which Dr. Menon is a director of, was owed  by Cellceutix $ 933,444.    The Company tried to raise funds from outside sources but was unsuccessful. Ultimately the Officers were the financiers of last resort.  Had the Officers been unwilling to make the loans, the company would have been forced to cease operations to the detriment of all the shareholders.   Neither Mr. Ehrlich nor Dr. Menon has been able to ever draw salary as their salaries have been accrued and remain unpaid for over three years of work.   Nor have they been reimbursed for their expenses on behalf of Cellceutix , nor have they received medical benefits nor other perks.  They often put in over 12 hours per day toiling to keep Cellceutix operating and progressing.   In summary at the time of the proxy statement, the officers of the Company had to contend with issues such as a debt for $400,000 that was due in a few days and was secured by all assets of the Company, threatened litigation by Mr. Evans, immediate capital needs for expenditures of over $500,000 needed for payables and to prepay vendors, and all other normal issues running a business.

Having been faced with this unexpected crisis, the Board realized that it needed to plan ahead for future contingencies in order to avert a crisis in the future.  The combined ownership of Leo Ehrlich and Dr. Krishna Menon was barely above 50% and would easily fall below this figure at the first round of equity financing.  Furthermore the Board believed that it was in the best interest of all of the shareholders to incentivize Leo Ehrlich and Krishna Menon to continue to  provide the level of commitment to the shareholders they  had to date and not to demand repayment of the loan, which is payable on demand.  The Board had concluded that it would award the Group A options to purchase the shares at the exercise price stated thereby aligning the incentives of the executive officers with the interest of the shareholders.  The award of options, not restricted stock, granted at the prevailing market price on the day of the grant will only have value if the stock appreciates.   Consequently the recipients of the options   would only profit if the Company is successful. Since they are the only two members of the Board following  Mr. Evans departure and the only two individuals who are working for the Company and the only two individuals who have funded the Company from their own personal funds in the past, they would be rightfully credited for the success of the Company, thus the stock appreciation would be fully merited.  In the event the Company does not succeed, the price of the underlying stock may not appreciate and the options may not be exercised. Furthermore the loan funds advanced to the company may not be repaid causing a substantial loss for both of the Board members.  The Board has no immediate plans to issue the Class B Stock upon effectiveness and does not preclude issuance of Class B stock to non-founders in the future.  Anti takeover entrenchment is addressed in comment 1.

6.
We note the statement that December 29, 2010 charter amendment provides indemnification to the company’s officers, directors, employees, and agents against fees and expenses.  Please expand the discussion to explain whether and how this indemnification provision differs from the indemnification provisions that may already be a part of your articles of incorporation.

Response:

We are deleting the reference to the indemnification to the Company’s directors from the 14C.  It was erroneously copied from the Amended and Restated Articles of Incorporation which included all of the articles.   There were no additional indemnifications to the ones previously filed.

7.
We note the Form 8-K filed November 9, 2010 and the reported amendment to your articles of incorporation to  authorize  a reverse stock split.  We also note that statement that “the split will be effectuated immediately upon filing the proper disclosure reports with the Commission or anytime thereafter at the sole discretion of the board of directors”.  Please state whether the reverse stock split has been implemented. It is presently unclear whether the Form 8-K constitutes a disclosure report and, if not, to what proper disclosure reports are you referring.  In addition, if the amendment is effective upon filing the proper disclosure reports with the Commission, please explain the significance of the statement “or anytime thereafter at the sole discretion of the board of directors.”

Response:

The reverse stock has not been implemented.  The Board of Directors reserved the right, notwithstanding majority stockholder approval and without further action by the Company’s stockholders, to not proceed with the Reverse Stock Split if the Board of Directors, in its sole discretion, determines at any time prior to filing the Certificate of Amendment that the Reverse Stock Split is no longer in our best interests and that of our stockholders. The Board of Directors may consider a variety of factors in determining whether or not to implement the Reverse Stock Split.  The Board was waiting to see further action by Mr. Evans on his claims before acting on the authorization. On February 14, 2011, the Company issued a press release stating that the issues with Mr. Evans had been settled and that the Board rescinded the authorization to affect a reverse split of its common stock.  The disclosure we were referring to was the filing of the corporate action with Financial Industry Regulatory Authority (FINRA) for approval.

8.
 Please expand the discussion to explain the relationship, if any, between the reverse stock split and the stated intention to “utilize the freed up equity for financing purposes” and your concern about your founders’ diminished control as a result of potential equity financings.

Response:

The reverse stock split would have significantly reduced the number of shares outstanding, without reducing the authorized shares.   The number by which the outstanding shares would be reduced in the event of a reverse split would be available for financing purposes.  The reverse split would have affected every shareholder including the members of the board of directors.  Generally an equity financing especially for a microcap stock has price resets or conversion discounts for the investors that result in substantial dilution to all of the existing shareholders.  Considering that the combined ownership of Leo Ehrlich and Krishna Menon is barely above 50% their combined equity would easily fall below this figure at the first round of equity financing.

9.
We note the November 9, 2010 Form 8-K also refers to the reverse stock split as improving your capital structure to “enable the company to litigate or settle with George Evans…..”  Please expand the discussion, if applicable, to address whether the creation of the Class B common stock was also adopted in contemplation of possible litigation involving Mr. Evans.

Response:

The Class B stock had no relationship to the litigation involving Mr. Evans.

Agenda #2 Approval of the Company’s 2010 Equity Incentive Plan.

10.	Please expand the discussion to identify the members of the board of directors who approved the plan and whether such approval was unanimous.

Response:

Leo Ehrlich and Dr, Krishna Menon, the sole members of the Board of Directors, unanimously approved the 2010 Equity Incentive Plan.

11.	Please expand the discussion to clarify that the board of directors awarded 80% of the shares available under the plan to themselves.

Response:

The Board awarded 80% of the options available under the plan to the two existing Board members who contributed  substantially all of the  work, and 100 % of the funding of the company with the exception of the $400,000 convertible debt instrument by an outside funding source and the QTDP grant.  Cellceutix Corporation has no employees.  It does engage consultants from time to time for various services and does reward them with options when warranted.  Please refer to our response to comment number 5 above.

12.
We note in your statement that the purpose of the plan is to enable the Company to offer employees, officers, directors and consultants whose past, present and or potential contributions to us and our subsidiaries have been or will be important to our success an opportunity to acquire a proprietary interest in our Company.”  Please expand the discussion to explain how the grant of options to acquire 36 million shares or 80% of the shares allocated to the plan to individuals who already control the company through their existing stock holdings and positions conforms to the purpose of the plan for individuals to acquire a proprietary interest in the company.”

Response:

The purpose of the plan is to enable the company to offer officers and directors whose past, present and potential contributions to the Company, have been or will be important to our success.  In fact Leo Ehrlich and Dr. Krishna Menon contributed to the company essentially all of its accomplishments in the development of the compounds, and more importantly they were instrumental in the company still being viable in spite of its financial vulnerabilities    Thus the Board of Directors believe that the granting of these options to these two individuals are consistent with the Plan’s intent and purpose and are unequivocally in the best interest of the shareholders.  Please refer to our response to comment number 5.

We amended Agenda #2 as follows:

AGENDA # 2

APPROVAL OF THE COMPANY’S 2010 EQUITY INCENTIVE PLAN Exhibit 10-1

On December 29, 2010, our Board of Directors, believing it to be in the best interests of the Company and its stockholders, approved the 2010 Equity Incentive Plan.

The plan reserves 45,000,000 shares of common stock for issuance in accordance with the plan’s terms.  On December 29, 2010 options to purchase 18,000,000 shares were granted to our Chief Executive Officer and options to purchase 18,000,000 shares was granted to our Chief Scientific Officer.  Additionally options to purchase 1,680,000 shares were granted to a consultant, leaving 7,320,000 shares available for grant under the plan.

Reasons for the Grants to Leo Ehrlich and Dr. Krishna Menon:

The Board of Directors believes that in granting the Group A Options to Leo Ehrlich Chief Executive Officer, and Board member, and Dr. Krishna Menon, Chief Scientific Officer, and Board member for their outstanding commitment to the Company are in the best interest of all of the shareholders in spite of their dilutive effects on the current shareholders for the following reason:  The officers of Cellceutix, consisting of Leo Ehrlich and Krishna Menon, poured in to Cellceutix a substantial portion of their life savings as they were unsuccessful in raising funds from institutional or private investors.  As of December 31, 2010, Mr. Ehrlich was owed by Cellceutix the amount of $1,575,587  and Kard Scientific, which Dr. Menon is a director of,  was owed  by Cellceutix $ 933,444.  The Company tried to raise funds from outside sources but was unsuccessful. Ultimately the Officers were the financiers of last resort.  Had The Officers been unwilling to make the loans, the company would have been forced to cease operations to the detriment of all the shareholders.   Neither Mr. Ehrlich nor Dr. Menon has been able to ever draw salary as their salaries have been accrued and remain unpaid for over three years of work.   Nor have they been reimbursed for their expenses on behalf of Cellceutix , nor have they received medical benefits nor other perks.  They often put in over 12 hours per day toiling to keep Cellceutix operating and progressing and worked diligently and creatively with limited funds to develop the compounds.

Consequently, the Board of Directors believes that it was in the best interest of all of the shareholders to incentivize Leo Ehrlich and Dr. Krishna Menon to continue to  provide the level of commitment to the shareholders they  had to date and not to demand repayment of the loans, which is payable on demand.  The board had concluded that it would award the Group A options to purchase the shares at the exercise price stated thereby aligning the incentives of the executive officers with the interest of the shareholders.  The award of options, not restricted stock, granted at the prevailing market price on the day of the grant will only have value if the stock appreciates.   Consequently the recipients of the options   would only profit if the company is successful. Since they are the only two members of the board and the only two individuals who are working for the company and the only two individuals who have funded the company from their own personal funds in the past, they would be rightfully credited for the success of the company, thus the stock appreciation would be fully merited.  In the event the company does not succeed, the price of the underlying stock may not appreciate and the options may not be exercised. Furthermore the loan funds advanced to the company may not be repaid causing a substantial loss for both of the board members

Effects of the Grants to the Outstanding Shareholders:

The Grants to Leo Ehrlich and Dr. Krishna Menon may dilute the equity and voting power of existing stockholders of the Company and may have a dilutive effect on earnings per share. It may also adversely affect the market price of our capital stock.  The foregoing notwithstanding, if the granting of the Group A options  incentivizes  Leo Ehrlich and Krishna Menon to continue to  provide the level of commitment to the shareholders they  had to date, and not to demand repayment of the loan which is payable on demand, the market price of our capital stock may increase rather than decrease.

13.
Please expand the discussion under the heading “Administration” to state whether a committee of outside directors determined the recipients and terms of the options granted.  If not, the discussion should be revised to clarify the fact the directors awarded the options to themselves at their own discretion.  In addition, if a “committee of independent directors” did not make the awards, the discussion should be revised to eliminate the use of the term where applicable.  If the company currently has a “Committee” of outside directors, please expand the discussion to state when this committee was established  and identify the members of the committee.

Response:

The Cellceutix 2010 Equity Incentive Plan which was exhibited in the 14C filing has a section on definitions.  See excerpt below:

(d)          “Committee” means the (i) the Board of Directors of the Company or (ii) a Committee of the Board of Directors designated to administer the Plan which is comprised solely of 2 or more outside directors all of whom are “outside directors” within the meaning of the regulations issued under Section 162(m) of the Code.

Notwithstanding we will amend every reference to Committee to replace it with the Board of Directors.

14.	Please expand the discussion to describe the specific terms of the options granted to Dr. Menon and Mr. Ehrlich

Response:

Options Group A granted to each, which options are exercisable at $0.11 per share,  110% of the closing bid price of December  29, 2010.    Group A Options (which is comprised in its entirety of 18 million Shares) shall become vested and exercisable (i) as to 6 million Shares on the December 29, 2010 (ii) as to 6 million Shares on June 30, 2011 and (iii) as to 6 million Shares on January 3, 2012.

15.
We note the discussion with respect to option awards that the committee determines the exercise price of the stock options.  Please revise the discussion to clarify whether there was in fact a committee of independent directors, and if not, who made the determination of the exercise price and what basis was the price determination made

.

Response:

The Cellceutix 2010 Equity Incentive Plan which was exhibited in the 14C filing has a section on definitions.  See excerpt below:

(d)          “Committee” means the (i) the Board of Directors of the Company or (ii) a Committee of the Board of Directors designated to administer the Plan which is comprised solely of 2 or more outside directors all of whom are “outside directors” within the meaning of the regulations issued under Section 162(m) of the Code.

Notwithstanding we will amend every reference to Committee to replace it with the Board of Directors.

16.
We note that with respect to a stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock, the exercise price may not be less than 110% of the fair market value on the date of the grant.  Since Dr. Menon and Mr. Ehrlich own more than 10% of the combined voting power, please confirm the exercise price for the options granted to them met or exceeded the 110% requirement.  In this regard, we note the closing price for the common stock in the “pink sheets” for December 29, 2010 was apparently $0.10 per share and that 110% of this closing price would equal .11 per share.  Please also note your Form 8-K filed on February 2, 2010 indicates the exercise price for the options as $0.10 per share.

Response

The determination was made by the Board of directors based on the prevailing market price on the date of the grant. Pursuant to your comment number 16, the exercise price of .11 is 110% of the closing bid price on December 29, 2010 and that is the exercise in our amended 14C. We amended the Form 8-K and 14C/A both filed February 22, 2011to reflect the exercise price for the options as $0.11 per share as per your comment.

17.	Security Ownership of Certain Beneficial Owners and Management:
We note the first sentence of this section that the table reflects “beneficial ownership” as of December 29, 2010 (after giving effect to the Exchange….).

 Please tell us to what “Exchange” you are referring.  We may have additional comments.

Response:

The security ownership table was excerpted Form -10K which carried this notation from the time of the reverse acquisition in December 2007.   We will delete “after giving effect to the Exchange“  from the 14C filing.

The Company hereby acknowledges that

• The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 561-367-3194 with any comments or questions regarding the Company’s response.

Very truly yours,

Leo Ehrlich
/s/ Leo Ehrlich
Chief Executive Officer

February 22, 2011

cc: Securities and Exchange Commission
John L. Krug, Division of Corporation Finance